UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-34602

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DAQO NEW ENERGY CORP.

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666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

(+86-23) 6486-6666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Explanatory Note

The document attached as exhibits 1.1, 5.1, 8.1, 8.2, 23.1 and 23.2 to this Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of Daqo New Energy Corp. (Registration Number 333-223754).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By:	/s/ Ming Yang
Name: Ming Yang
Title: Chief Financial Officer

Date: April 12, 2018

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
Exhibit 1.1	Underwriting Agreement dated April 12, 2018 between the Registrant and the underwriter
Exhibit 5.1	Opinion of Travers Thorp Alberga, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered
Exhibit 8.1	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
Exhibit 8.2	Opinion of DaHui Lawyers regarding certain PRC tax law matters
Exhibit 23.1	Consent of Travers Thorp Alberga (included in Exhibit 5.1)
Exhibit 23.2	Consent of Dahui Lawyers

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